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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                                INTERLIANT, INC.
                            (Name of Subject Company)

                                INTERLIANT, INC.
                                    (Issuer)

                   7% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (Title of Class of Securities)

                                  4587424-aa-1
                                  4587424-ab-9
                                  4587424-ac-7
                                  4587424-ad-5
                     (CUSIP Numbers of Class of Securities)

                                 BRUCE S. KLEIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTERLIANT, INC.
                              2 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 640-9000

                                    COPY TO:
                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

================================================================================

        Transaction Valuation*                     AMOUNT OF FILING FEE
             $12,690,667                                $2,538.13

================================================================================

     * Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $38,072,000 aggregate principal amount of 7% Convertible Subordinated Notes (the "Subordinated Notes") of Interliant, Inc. ("Interliant") for a combination of (i) cash, (ii) 10% Convertible Senior Notes issued by Interliant (the "Senior Notes"), and
     (iii) Warrants to purchase common stock, par value $0.01 per share, of Interliant (the "Warrants"). Interliant intends to issue up to $10,279,440 aggregate principal amount of Senior Notes, Warrants to purchase up to an aggregate of 2,569,860 shares of common stock and pay up to an aggregate of $2,665,040 in cash in exchange for the Subordinated Notes. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent the transaction value. The aggregate principal amount of the Subordinated Notes sought for exchange is

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     $38,072,000. Under Rule 0-11(a)(4), because there is no market for the
     Subordinated Notes and because Interliant has an accumulated capital deficit (as of September 30, 2001, this deficit was approximately $147.4 million), only one-third of such amount, or $12,690,667, is considered to be the transaction value for purpose of calculating the filing fees.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing:

      Amount previously paid: $2,538.13           Filing party: Interliant, Inc.
      Form or registration No.: 005-56549         Date filed: November 9, 2001

|_| Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
|_| Third-party tender offer subject to Rule 14D-1.
|X| Issuer tender offer subject to Rule 13E-4.
|_| Going-private transaction subject to Rule 13E-3.
|_| Amendment to Schedule 13D under Rule 13D-2.
|_| Check the box if the filing is a final amendment reporting the results of a tender offer.






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                                 AMENDMENT No. 3

     This Amendment No. 3 amends and supplements the tender offer on Schedule TO (the "Statement"), dated November 9, 2001, filed by Interliant, Inc., a Delaware corporation. This amendment relates to the offer by Interliant to exchange up to $38,072,000 principal amount of its 7% Convertible Subordinated Notes for up to $10,279,440 principal amount of 10% Convertible Senior Notes, warrants to purchase up to 2,569,860 shares of common stock of Interliant and up to $2,665,040 in cash, upon the terms and subject to the conditions set forth in the Offering Circular, dated November 9, 2001 and in the related Letter of Transmittal (collectively, the "Exchange Offer"), copies of which were attached to the Statement as Exhibits (a)(1)i and (a)(1)ii, respectively. This Amendment should be read in conjunction with the Exchange Offer.

ITEM 4.  TERMS OF THE TRANSACTION

     The first paragraph under the caption "The Exchange Offer - The exchange offer is conditioned upon the exchange of a minimum principal amount of subordinated notes" on page 43 of the Offering Circular is hereby amended and restated as follows:

     The exchange offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of this exchange offer at least $13,186,000 principal amount, or 8%, of the outstanding subordinated notes. Approximately $126.8 million principal amount, or approximately 77%, of the outstanding subordinated notes is subject to the terms and conditions of the Recapitalization and Exchange Agreement and the closing of such agreement is conditioned upon the consummation of this exchange offer, although the parties may waive that condition. Notwithstanding any other provision of the exchange offer, we will not be required to accept any subordinated notes for exchange, to pay cash or to issue any warrants or senior notes in exchange for subordinated notes, and we may terminate or amend the exchange offer, if, prior to the expiration of the exchange offer, any of the following events occurs:

     o The exchange offer is determined to violate any applicable law or any applicable interpretation of the staff of the SEC;

     o we are unable to obtain our shareholders' approval for the exchange offer as required by Nasdaq rules, or are unable to obtain a waiver from that rule from Nasdaq;

     o an action or proceeding is pending or threatened in any court or by any governmental agency or third party that might materially impair our ability to proceed with the exchange offer;

     o any material adverse development occurs in any existing legal action or proceeding involving Interliant;

     o we do not receive any governmental approval we deem necessary for the completion of the exchange offer; or

     o the indenture for the senior notes has not been qualified, or a stop order is threatened or is in effect which relates to the qualification of such indenture under the Trust Indenture Act of 1939.





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     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        INTERLIANT, INC.




                        By: /s/Bruce S. Klein
                            ------------------------------------------------
                            Bruce S. Klein
                            Senior Vice President, General Counsel and Secretary
December 5, 2001